Exhibit 99.1

E-MAIL TO EMPLOYEES

To:	[EMAIL ADDRESS]
From:	M. Kenneth Oshman
Date:	October 27, 2008
Subject:	STOCK COMPENSATION EXCHANGE PROGRAM

I wanted to let you know that Echelon is working on a new employee stock compensation exchange program. This program will allow our employees to exchange “underwater” stock options and stock appreciation rights, or SARs, for new SARs based on a more current market price. We believe that stock compensation is a valuable motivation and retention tool for our employees, and by presenting the exchange program, we hope to assure you that we value your contributions and want you to have the appropriate incentive to continue to grow Echelon’s business and help us to meet our objectives.

We do not have the specific terms of the exchange program yet, but we expect that you will be able to exchange your underwater options and SARs for new SARs that will have an exercise price equal to the closing price of our common stock on the new grant date. We expect that the grant date will be the last day of the exchange program. (Because of changes in accounting rules since the exchange program we conducted in 2004, we do not need to wait for a six month period with this program.) We also expect that, depending on the exercise price of your existing options and SARs, you will receive fewer replacement SARs. In addition, vesting will restart to some extent on the newly granted SARs, which may also have a term that is longer than your existing options or SARs. Of course, participation in the exchange program will be completely voluntary.

We will not be able to complete the approvals and documents we need for the exchange program for several weeks, but I wanted to let you know that we are working on this opportunity for you. There is no action for you to take at this time. Unfortunately, due to certain securities law issues, we cannot give you more information or answer questions about the exchange program at this time. However, we will provide you with more information as soon as we can.

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This e-mail does not constitute an offer to exchange eligible awards. The exchange program will be commenced at the time determined in the discretion of our Compensation Committee, which also may choose not to implement the exchange program. At the time the exchange program begins, if at all, Echelon will provide holders of eligible awards with written materials explaining the precise terms and timing of the exchange program. If you are eligible to participate in the exchange program, you should read these written materials carefully when they become available because these materials will contain important information about the exchange program. Echelon will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. You and other investors will be able to obtain these written materials and other documents filed by Echelon with the SEC free of charge from the SEC’s website at www.sec.gov.